ANERGEN, INC. 1995 ANNUAL REPORT

                                     Anergen
                                  is developing
                                   innovative
                                  therapeutics
                                    with the
                                    potential
                                    to change
                                  conventional
                                  treatment of
                                   autoimmune
                                    disease.

MISSION STATEMENT

Anergen, Inc. is dedicated to discovering and developing innovative, proprietary therapies for the treatment of autoimmune diseases. Using its core technology platforms, the company's research and development efforts are focused on interrupting the chain of events which initiate or cause progression of a specific disease state, rather than simply treating the symptoms of a disease or suppressing the entire immune system.

Cover Photo:
AnergiX(TM), Anergen's founding technology, binds to disease-specific T cells of the immune system, thereby slowing or stopping disease progression. MS-AnergiX has received FDA clearance for human clinical testing as a potential treatment for multiple sclerosis.

PRODUCT PORTFOLIO

Disease                            Patient Population                           Development
Target              Technology     U.S. / Worldwide        Corporate Alliance   Status
- -------------------------------------------------------------------------------------------------
Rheumatoid          RA-AnervaX     2,500,000 / 8,000,000           *            Phase II
Arthritis                                                                       clinical studies
- -------------------------------------------------------------------------------------------------
Multiple            MS-AnergiX     300,000 / 650,000       Novo Nordisk A/S     Phase I/II
Sclerosis                                                                       clinical studies
- -------------------------------------------------------------------------------------------------
Insulin Dependent   IDDM-AnergiX   600,000 / 1,800,000     Novo Nordisk A/S     Preclinical
Diabetes Mellitus
- -------------------------------------------------------------------------------------------------
Myasthenia          MG-AnergiX     25,000 / 100,000        Novo Nordisk A/S     Preclinical
Gravis
- -------------------------------------------------------------------------------------------------
Inflammatory        IBD-AnergiX    2,000,000 / 5,000,000           *            Research
Bowel Disease
- -------------------------------------------------------------------------------------------------

*All rights are currently retained by Anergen, Inc.


TECHNOLOGY PLATFORMS

AnervaX(TM)

[GRAPHIC       MHC peptide
OMITTED]       (AnervaX)

               B-cell

               Antibody

               Antigen presenting cell

               Antibody interferes with
               antigen presentation to
               T cell receptor

AnervaX is a synthetic peptide vaccine. Its introduction into the body stimulates the B-cells of the immune system to produce antibodies which in turn are thought to interfere with the presentation of the body's self-antigens to T cells, thus blocking a destructive autoimmune cascade.

[GRAPHIC       AnergiX(TM)
OMITTED]
               Antigen
               presenting cell

               Epitope

               MHC
               molecule

               Epitope MHC
               (AnergiX)

               T cell

               AnergiX
               binds to T cell
               receptor site

               T cell in a
               state of non-
               responsiveness
               or "anergy"

AnergiX compounds are comprised of two of the three primary elements that elicit an autoimmune response. Made up of a peptide epitope of the appropriate antigen combined with a soluble form of MHC, AnergiX compounds bind to the T cell receptor site. This attachment results in the inactivation or death of the disease-specific T cells.


ANERGEN: CHANGING CONVENTIONAL VIEWS OF AUTOIMMUNE DISEASE TREATMENT

- --------------------------------------------------------------------------------
In March 1996, Novo Nordisk A/S, of Denmark, one of the world's leading suppliers of insulin, expanded its strategic alliance with Anergen. The amended agreement includes additional multi-million dollar milestone payments and increased research support, with total potential incremental payments expected to exceed $10 million.

     Under the existing collaborative agreement, Novo Nordisk fully funds all research, development and clinical testing of three of the company's disease programs: insulin dependent diabetes mellitus (IDDM), multiple sclerosis (MS)
and myasthenia gravis (MG). Anergen receives milestone payments and has copromotion rights to MS and MG products in North America and a royalty on the worldwide sales of MS, MG and IDDM products. Novo Nordisk made an initial $8 million equity investment in Anergen and retains worldwide rights to potential IDDM products.
- --------------------------------------------------------------------------------


TO OUR SHAREHOLDERS


Anergen is developing innovative therapeutics with the potential to change conventional treatment of autoimmune diseases. Since its founding in 1988, one of Anergen's primary goals has been to bring innovative autoimmune therapies into human clinical testing based on our proprietary technology. We reached this goal during 1995 when Anergen completed its first clinical trial in rheumatoid arthritis (RA) and received clearance from the U.S. Food and Drug Administration
(FDA) to commence a Phase I/II clinical trial in multiple sclerosis (MS).

1995 highlights

In September, Anergen completed Phase I testing of our first clinical drug candidate, RA-AnervaX, for the potential treatment of RA. Anergen is developing RA-AnervaX as a therapeutic vaccine to slow or stop the progression of RA, rather than just treat the symptoms of the disease. Results of the Phase I study suggest that RA-AnervaX is safe with no significant adverse side effects.

     In a second and equally important achievement, Anergen filed an Investigational New Drug application in November with the FDA for the use of MS-AnergiX as a potential treatment for MS. We are developing this compound in collaboration with Novo Nordisk A/S, of Denmark, and Novo's U.S. subsidiary, ZymoGenetics. In 1996, Anergen expects to begin Phase I/II clinical testing of MS-AnergiX for safety and preliminary efficacy. The results of preclinical tests suggest that MS-AnergiX may have a significant impact on slowing or stopping the progression of MS in animal models.

     Anergen also made rapid progress last year in a third therapeutic area, insulin dependent diabetes mellitus (IDDM), or Type I diabetes. In October, Anergen reported positive preclinical data demonstrating that IDDM-AnergiX has potential for the prevention of IDDM in an animal model. This is a second area of collaboration with Novo Nordisk and ZymoGenetics.

     During 1995, Anergen received a significant new patent, extending our broad patent coverage in the use of major histocompatibility complex (MHC) molecules for the treatment of autoimmune diseases. To date, six U.S. patents and one broad European patent have been issued relating to the company's AnergiX technology. Additional patent applications have been filed in the U.S., Canada, and numerous European and Asian countries.

     Our financial activities during 1995 included the successful completion of a $15 million secondary financing. Two new investors, Warburg, Pincus Ventures, L.P. and International Biotechnology Trust PLC, purchased approximately 7.3 million newly-issued shares of Anergen common stock and representatives of both investors joined our Board of Directors.

Looking Ahead

Our 1995 accomplishments enhanced Anergen's leadership in the development of compounds for the treatment of autoimmune diseases. The company remains committed to advancing our programs while maintaining prudent spending levels. To further leverage our resources, we continue to seek opportunities with potential pharmaceutical partners for the development and commercialization of RA therapeutics.

     We anticipate continued progress in our research and development programs this year and look forward to reporting our achievements to you. Thank you for your continued interest and support of Anergen.

Sincerely,

/s/ John W. Fara

John W. Fara, Ph.D.
President and Chief Executive Officer
April 5, 1996

ANERGEN: CHANGING CONVENTIONAL VIEWS OF AUTOIMMUNE DISEASE TREATMENT

ANERVAX AND RHEUMATOID ARTHRITIS

Rheumatoid arthritis (RA) is a debilitating autoimmune disease characterized by inflammation and subsequent degeneration of joint tissue resulting in pain, stiffness and limitation of motion. RA afflicts more than 2.5 million people in the United States and approximately 1 percent of the population worldwide.

Symptoms of RA result when a patient's T cells erroneously respond to self antigens as foreign and attack joint tissues. To date, no one is certain which self-antigens in a patient's joints are involved, but it is known that antigen presentation to T cells is closely tied to this autoimmune disease process.

     As a solution to this problem, Anergen is developing RA-AnervaX. RA-AnervaX is a synthetic peptide, which, when injected intramuscularly, is thought to induce an antibody response, which the company believes will then block antigen presentation to specific disease-related T cells, thereby slowing or stopping disease progression.

     In October 1995, Anergen reported positive results of a Phase I study evaluating the safety and tolerability of RA-AnervaX in RA patients. Twenty RA patients participated in the double-blind, placebo controlled, single intramuscular dose escalation study. Results indicate that all dose levels tested were safe and well tolerated. An antibody response was observed in approximately 25% of patients after a single dose and it is anticipated that all patients will make an antibody response in the Phase II booster studies which are also designed to evaluate the longer-term safety and efficacy of this antibody response. The results of the Phase I study were presented at the American College of Rheumatology Conference in San Francisco.

- --------------------------------------------------------------------------------
Phase I clinical results suggest that a single low dose of RA-AnervaX at day one can produce an antibody response in RA patients.
- --------------------------------------------------------------------------------

ANTIBODY RESPONSE OF PATIENT 203
TO DR 4/1 PEPTIDE

DAY 14              NEG
DAY 28              1:1600
DAY 42              1:6400
DAY 60              NEG
DAY 90              NEG

- --------------------------------------------------------------------------------
RA-AnervaX is a therapeutic vaccine which is expected to slow or stop the progression of RA.
- --------------------------------------------------------------------------------


- --------------------------------------------------------------------------------
Parks W. Pratt, M.D., one of the Phase I clinical investigators, demonstrates administration of RA-AnervaX as a potential treatment for RA.
- --------------------------------------------------------------------------------

ANERGEN: CHANGING CONVENTIONAL VIEWS OF AUTOIMMUNE DISEASE TREATMENT

ANERGIX AND MULTIPLE SCLEROSIS

Multiple sclerosis (MS) is a chronic disease affecting the central nervous system. Certain T cells in a patient's immune system are involved in the destruction of the outer myelin sheath covering critical nerves, preventing them from effectively conducting nerve impulses. Approximately 300,000 people in the United States and 650,000 people worldwide suffer from MS.

Since Anergen's inception, the company has focused its scientific effort toward bringing MS-AnergiX, a potential therapeutic to treat MS, into clinical testing. MS-AnergiX is a peptide epitope of the antigen suspected to be associated with MS, combined with a soluble form of major histocompatibility complex. Preclinical studies indicate that a MS-AnergiX binds to specific T cells involved in the MS disease process and induces T cell anergy or apoptosis in those cells, thereby slowing or stopping the progression of the disease without general suppression of the immune system.

     In 1996, Anergen expects to initiate Phase I/II clinical trials using a MS-AnergiX as a potential treatment for MS. This double-blind, placebo controlled, dose escalation study will include 40 chronic progressive MS patients. The purpose of the study is to evaluate the safety, tolerability and initial efficacy parameters of the compound. MS-AnergiX was developed by Anergen in collaboration with its corporate partner, Novo Nordisk A/S, and Novo's U.S. subsidiary, ZymoGenetics.



- --------------------------------------------------------------------------------
Preclinical data suggest that a MS-AnergiX is effective in the prevention and treatment of an experimental autoimmune encephalomyelitis (EAE) mouse model.
- --------------------------------------------------------------------------------


ANERGIX TREATMENT OF EAE



  DAYS                          * CLINICAL SCORE (0-4) *
  POST
 DISEASE          -------------------- MBP 91-103---------------------------
INDUCTION         0 (mu)g I-As   1 (mu)g I-As  10 (mu)g I-As  100 (mu)g I-As
   0                   0.0            0.0            0.0            0.0
   1                   0.0            0.0            0.0            0.0
   2                   0.0            0.0            0.0            0.0
   3                   0.0            0.0            0.0            0.0
   4                   0.0            0.0            0.0            0.0
   5                   0.0            0.0            0.0            0.0
   6                   0.0            0.0            0.0            0.0
   7                   0.0            0.0            0.0            0.0
   8                   0.8            0.5            0.3            0.3
   9                   1.4            1.0            0.5            0.2
  10                   2.0            1.2            0.6            0.3
  11                   2.3            1.3            0.6            0.3
  12                   2.6            1.5            0.5            0.3
  13                   2.3            1.2            0.4            0.3
  14                   2.9            1.2            0.5            0.3
  15                   3.1            1.4            0.5            0.3
  16                   3.1            1.3            0.4            0.2
  17                   3.3            1.3            0.5            0.2
  18                   2.8            1.1            0.4            0.2
  19                   3.0            0.9            0.4            0.2
  20                   3.2            1.1            0.5            0.3
  21                   3.5            1.1            0.4            0.2
  22                   3.2            1.1            0.4            0.2
  23                   3.0            1.0            0.4            0.2

- --------------------------------------------------------------------------------
MS-AnergiX is manufactured at Anergen's GMP facility, which is licensed by the State of California Department of Health.
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
Donald Goodkin, M.D., screens an MS patient for Phase I/II clinical testing of MS-AnergiX.
- --------------------------------------------------------------------------------

ANERGEN: CHANGING CONVENTIONAL VIEWS OF AUTOIMMUNE DISEASE TREATMENT

ANERGIX AND INSULIN DEPENDENT DIABETES MELLITUS

Insulin dependent diabetes mellitus (IDDM), also known as Type I or juvenile diabetes, occurs when the immune system specifically destroys the insulin-producing beta-cells in the pancreas, undermining the body's ability to process sugar. Onset usually occurs in childhood or adolescence, although it can strike during adulthood. Approximately 600,000 patients in the United States and 1,800,000 patients worldwide suffer from this disease.

In November 1995, Anergen presented preclinical data demonstrating positive therapeutic results of an IDDM-AnergiX compound in an animal model for the prevention of IDDM. These preclinical studies included use of a non-obese diabetic (NOD) mouse, which is a spontaneous animal model of human autoimmune Type I diabetes.

     IDDM-AnergiX is a soluble form of major histocompatibility complex class II coupled with a synthetic peptide which is derived from the lead antigen, GAD, involved with IDDM. NOD mice received an IDDM-AnergiX in a dosing regimen designed to inactivate or anergize the disease-related T cells, thereby preventing IDDM.

     Results of the study showed that in vivo treatment with peptide alone accelerates the disease, whereas treatment with an IDDM-AnergiX complex offers protection in a dose-dependent manner. These data were presented at the 14th International Immunology and Diabetes Workshop and 1st Meeting of the Immunology of Diabetes Society in Rome, Italy.

- --------------------------------------------------------------------------------
Preclinical data suggest that an IDDM-AnergiX is effective in the prevention of Type I diabetes in a NOD mouse model.
- --------------------------------------------------------------------------------

IN VIVO IDDM-ANERGIX TREATMENT

                                       % DIABETES
               -----------------------------------------------------------
DAY            SALINE         IDDM-ANERGIX 5 (mu)g   IDDM-ANERGIX 10 (mu)g

 1               0%                  0%                       0%
 5               0                   0                        0
10               0                   0                        0
15               0                   0                        0
20              50                   0                        0
25              72                  20                        0
30              72                  40                        0
35              72                  40                        0
40              72                  40                        0
45              72                  40                        0
50              72                  40                        0
55              90                  40                        0
60              90                  40                        0
65              90                  60                        0
70              90                  60                        0
75             100                  60                        0

- --------------------------------------------------------------------------------
In IDDM, the antigen GAD (indicated in green) is targeted by the body's destructive T cells. A portion of GAD is a key component of Anergen's IDDM-AnergiX.
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
Anergen's preclinical IDDM research is focused on halting the T cell destruction of insulin-producing beta cells.
- --------------------------------------------------------------------------------

ANERGEN: CHANGING CONVENTIONAL VIEWS OF AUTOIMMUNE DISEASE TREATMENT

Anergen, Inc.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's Discussion and Analysis of Financial Condition and Results of Operations contains certain forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from the results anticipated in these forward-looking statements as a result of certain factors set forth hereunder and in the Company's Annual Report as filed on Form 10-K with the Securities and Exchange Commission.

LIQUIDITY AND CAPITAL  RESOURCES

To date, the Company has financed its operations primarily through private placements of its equity securities with venture capitalists (which raised an aggregate of approximately $7.6 million in net proceeds), through an initial public offering of its Common Stock in October of 1991 (which raised approximately $14.2 million in net proceeds), through the sale of its Common Stock to its corporate partner, Novo Nordisk A/S, in August of 1993 (which raised approximately $8 million in net proceeds), and in June, 1994 through the issuance of 413,965 shares of Common Stock and Warrants to purchase an additional 206,984 shares of Common Stock at an exercise price of $4.04 per share through a private placement to two purchasers in exchange for $1.5 million in proceeds. In April of 1995, the Company issued 7,317,073 shares of the Company's Common Stock to two new investors in exchange for approximately $14.7 million in net proceeds. At December 31, 1995, the Company's cash and short-term investments were approximately $11.5 million and the Company had shareholders' equity of approximately $11.7 million. As of December 31, 1995, the Company had net borrowings of $561,000 under a loan agreement with Silicon Valley Bank of California. On June 23, 1995, the Company entered into a second loan agreement with Silicon Valley Bank which provided $800,000 in financing available through December 31, 1995. As of December 31, 1995, the Company had borrowed the full amount available under the agreement ($712,000 balance outstanding at December 31, 1995). Lease lines and loans have been and will continue to be used by the Company to the extent that their terms are commercially attractive; however, there can be no assurance that additional borrowing facilities will be available. No amounts were available under debt or lease lines at December 31, 1995. At December 31, 1995, the Company had no material commitments for capital expenditures.

     The Company anticipates that its current cash, short-term investments and expected revenues under its collaborative agreement will be sufficient to fund its operations through approximately the first quarter of 1997. Thereafter, the Company will require substantial additional funds to continue its operations. The Company anticipates that its current resources will be primarily used to fund clinical testing of AnervaX(TM) for rheumatoid arthritis and AnergiX(TM) for multiple sclerosis, and continued research and development and preparation for clinical testing of AnergiX for the treatment of Type I diabetes and myasthenia gravis. The balance of such resources will be used to fund continued limited research on other autoimmune diseases and general and administrative activities, including those associated with seeking collaborative arrangements to enable the Company to increase its research and development activities in other autoimmune diseases. The Company's working capital requirements through the first quarter of 1997 may vary depending upon numerous factors, including the progress of the Company's research and development program, the progress of the Company's clinical programs, the results of laboratory testing, the time and cost required to seek regulatory approvals to commence clinical trials for the Company's initial products, the need to obtain licenses to other proprietary rights, any required adjustments to the Company's operating plan to respond to competitive pressures or technological advances and the success of the Company in obtaining additional collaborative arrangements. The Company expects to seek to raise additional capital prior to the end of the first quarter of 1997 either from the public equity market, private placements, and/or R&D collaborations with other pharmaceutical companies. Any additional equity financing may be dilutive to shareholders, and debt financing, if available, may involve restrictions on stock dividends. Adequate funds for the Company's operations, whether from financial markets, collaborative or other arrangements with corporate partners or from other sources, may not be available when needed or on terms attractive to the Company. Insufficient funds may require the Company to delay, scale back or eliminate some or all of its research and product development programs or to license third parties to commercialize products or technologies that the Company would otherwise seek to develop itself. The Company's liquidity will be reduced as amounts are expended for continuing research and development.

RESULTS OF OPERATIONS

The Company's net losses increased from $6.8 million in 1993 and $7.0 million in 1994 to $7.1 million in 1995. The Company expects to incur substantial and increasing operating losses for at least the next several years. The Company's total expenses increased from $7.5 million in 1993 and $9.5 million in 1994 to $10.6 million in 1995. In 1995, increased expenses were substantially offset by contract revenues totaling approximately $3.0 million from its corporate partner.

     The Company began earning contract revenues in the fourth quarter of 1993 under the collaborative agreement with the Company's corporate partner, Novo Nordisk A/S. Contract revenues represent reimbursement of certain research and development costs and totaled $3.0 million in 1995 compared with $2.3 million for fiscal 1994 and $339,000 in 1993.

     Research and development expenses increased from $5.6 million in 1993 and $7.4 million in 1994 to $8.3 million in 1995. The 32% increase from 1993 to 1994 was due primarily to the initiation of clinical trials for the Company's AnervaX product and increased activities related to preparation for filing an IND for the Company's AnergiX product. The 12% increase from 1994 to 1995 was primarily due to clinical trial costs for the Phase I trial for the Company's AnervaX product, preclinical costs associated with the Company's filing of an IND for its AnergiX product for multiple sclerosis and increased activities related to the Company's research project involving Type I diabetes. The Company expects research and development spending to continue to increase during the next several years.

     General and administrative expenses were approximately $1.7 million, $1.8 million and $2.0 million in 1993, 1994 and 1995, respectively. These increases were due to adding personnel and providing necessary business, administrative and finance resources to support increased research and development activities. The Company expects to incur higher general and administrative expenses in the next several years to support its expanded research and development efforts and to pursue strategic relationships and continued funding for the Company's operations.

     The Company's interest income fell to $207,000 in 1994 from $312,000 in 1993 due to decreasing cash and short term investment balances. In 1995 interest income rose to $533,000 due to an increase in cash and short-term investment balances resulting from proceeds received from the follow-on financing completed in April of 1995. Interest expense rose from $226,000 in 1993 to $238,000 in 1994 due to debt financing related to the expansion of facilities and the purchase of additional equipment. Interest expense increased in 1995 to $322,000 due to debt financing of the Company's facility expansion and addition of laboratory equipment.

     At December 31, 1995, the Company had federal and state net operating loss carryforwards of approximately $33.7 million and $16.6 million, respectively, which expire in varying amounts through 2010. The Company's stock offering in April 1995 resulted in a change in ownership and it is expected that the entire net operating loss and credit carryforwards will be subject to an annual limitation based on the Company's pre-change value. The annual limitation will result in the expiration of the net operating losses and credits before utilization. See Note 8 of the December 31, 1995, Financial Statements for a discussion of these limitations.

SELECTED FINANCIAL DATA

(in thousands, except for
per share amounts)   Years Ended December 31,                 1995        1994        1993        1992        1991
- ------------------------------------------------------------------    --------    --------    --------    --------
Operations Data
Revenues
Contract revenues                                         $  3,001    $  2,325    $    339    $     --      $   --
Interest income                                                533         207         312         544         163
- ------------------------------------------------------------------    --------    --------    --------    --------
                                                             3,534       2,532         651         544         163
Expenses
Research and development expenses                            8,322       7,423       5,553       4,525       2,696
General and administrative expenses                          1,976       1,831       1,716       1,494       1,218
Interest expense                                               322         238         226          78         142
- ------------------------------------------------------------------    --------    --------    --------    --------
Net loss                                                  $ (7,086)   $ (6,960)   $ (6,844)   $ (5,553)   $ (3,893)
==================================================================    ========    ========    ========    ========
Net loss per share                                        $  (0.55)   $  (0.97)   $  (1.12)   $  (0.99)   $  (0.96)
==================================================================    ========    ========    ========    ========
Balance Sheet Data
Cash and short-term investments                           $ 11,492    $  3,756    $  9,585    $  8,918    $ 13,655
Total assets                                                14,455       6,797      11,763      10,724      14,350
Long-term portion of capital lease obligations and debt        818         990         956       1,112         241
Shareholders' equity                                        11,714       3,870       9,251       7,857      13,188
- ------------------------------------------------------------------    --------    --------    --------    --------

Anergen, Inc.

BALANCE SHEETS



(In thousands except share amounts)                                       December 31,                 1995         1994
- ------------------------------------------------------------------------------------------------------------    --------
Assets
Current assets:
         Cash and equivalents                                                                       $    468    $  1,248
         Short-term investments                                                                       11,024       2,508
         Contract receivables-related party                                                              815         592
         Prepaid expenses                                                                                102         178
- ------------------------------------------------------------------------------------------------------------    --------
                  Total current assets                                                                12,409       4,526
Property and equipment, net                                                                            2,010       2,251
- ------------------------------------------------------------------------------------------------------------    --------
Other assets                                                                                              36          20
                                                                                                    $ 14,455    $  6,797
============================================================================================================    ========

Liabilities and Shareholders' Equity
Current liabilities:
         Accounts payable and accrued liabilities                                                   $  1,040    $    977
         Current portion of capital lease obligations and debt                                           883         960
- ------------------------------------------------------------------------------------------------------------    --------
                  Total current liabilities                                                            1,923       1,937
Long-term portion of capital lease obligations and debt                                                  818         990
Commitments
Shareholders' equity:
         Preferred stock, no par value; 10,000,000 shares authorized; none issued and outstanding        --           --

         Common stock, no par value; 40,000,000 shares authorized; 14,967,680 and 7,438,495
                  shares issued and outstanding in 1995 and 1994, respectively                        47,359      32,572
         Additional paid-in-capital                                                                      648         648
         Deferred compensation                                                                            --         (36)
         Unrealized gain (loss) on investments                                                            16         (91)
         Accumulated deficit                                                                         (36,309)    (29,223)
- ------------------------------------------------------------------------------------------------------------    --------
                  Total shareholders' equity                                                          11,714       3,870
- ------------------------------------------------------------------------------------------------------------    --------
                                                                                                    $ 14,455    $  6,797
============================================================================================================    ========

See accompanying notes

Anergen, Inc.

STATEMENTS OF OPERATIONS


(In thousands except per
share amounts)      Years ended December 31,       1995        1994        1993
- -------------------------------------------------------    --------    --------
Revenues:
   Contract revenues-related party             $  3,001    $  2,325    $    339
   Interest income                                  533         207         312
- -------------------------------------------------------    --------    --------
                                                  3,534       2,532         651
- -------------------------------------------------------    --------    --------
Expenses:
   Research and development                       8,322       7,423       5,553
   General and administrative                     1,976       1,831       1,716
   Interest expense                                 322         238         226
- -------------------------------------------------------    --------    --------
                                                 10,620       9,492       7,495
- -------------------------------------------------------    --------    --------
Net loss                                       $ (7,086)   $ (6,960)   $ (6,844)
=======================================================    ========    ========
Net loss per share                             $  (0.55)   $  (0.97)   $  (1.12)
=======================================================    ========    ========
Shares used in calculating per share data        12,859       7,202       6,118
=======================================================    ========    ========

See accompanying notes.

Anergen, Inc.


STATEMENT OF SHAREHOLDERS' EQUITY
                                                            Additional                     Unrealized                       Total
                                       Preferred      Common   Paid-in       Deferred  Gain (Loss) on  Accumulated   Shareholders'
(In thousands except share amounts)        stock       stock   Capital   Compensation     Investments      Deficit         Equity
- ------------------------------------------------    --------    ------         ------        -------      --------       --------
Balance, December 31, 1992                 $  --    $ 22,929    $  648         $ (301)       $   --       $(15,419)      $  7,857
Issuance of 1,219,745 shares of common
   stock to Novo Nordisk A/S                  --       8,000        --             --            --             --          8,000
Issuance of common stock to employees
   under option and purchase plans            --         175        --             --            --             --            175
Amortization of deferred compensation         --          --        --            133            --             --            133
Unrealized gain/(loss) on investments
   available-for-sale                         --          --        --             --           (70)            --            (70)
Net loss                                      --          --        --             --            --         (6,844)        (6,844)
- ------------------------------------------------    --------    ------         ------        ------       --------       --------
Balance, December 31, 1993                    --      31,104       648           (168)          (70)       (22,263)         9,251
Issuance of 413,965 shares of common
   stock and 206,984 warrants to private
   investors, net                             --       1,370        --             --            --             --          1,370
Issuance of common stock to employees
    under option and purchase plans           --          98        --             --            --             --             98
Amortization of deferred compensation         --          --        --            132            --             --            132
Unrealized gain/(loss) on investments
   available-for-sale                         --          --        --             --           (21)            --            (21)
Net loss                                      --          --        --             --            --         (6,960)        (6,960)
- ------------------------------------------------    --------    ------         ------        ------       --------       --------
Balance, December 31, 1994                    --      32,572       648            (36)          (91)       (29,223)         3,870
Issuance of 7,317,073 shares of common
   stock in follow-on offering, net           --      14,651        --             --            --             --         14,651
Issuance of common stock to employees
   under option and purchase plans            --         136        --             --            --             --            136
Amortization of deferred compensation         --          --        --             36            --             --             36
Unrealized gain/(loss) on investments
   available-for-sale                         --          --        --             --           107             --            107
Net loss                                      --          --        --             --            --         (7,086)        (7,086)
- ------------------------------------------------    --------    ------         ------        ------       --------       --------
Balance, December 31, 1995                 $  --    $ 47,359   $   648         $   --        $   16       $(36,309)      $ 11,714
================================================    ========   =======         ======        ======       ========       ========

See accompanying notes

Anergen, Inc.


STATEMENTS OF CASH FLOWS

Increase (decrease) in cash and
equivalents (In thousands)            Years ended December 31,      1995        1994        1993
- ------------------------------------------------------------------------    --------     -------
Cash used in operating activities:
   Net loss                                                     $ (7,086)   $ (6,960)   $ (6,844)
   Adjustments to reconcile net loss to net cash
          used in operating activities:
      Depreciation and amortization                                1,031         781         711
      Deferred compensation amortization                              36         132         133
      Loss on sale of equipment                                       --           4          --
   Changes in operating assets and liabilities:
      Contract receivables-related party                            (223)       (253)       (339)
      Prepaid expenses                                                76         (50)        (57)
      Other assets                                                   (16)         --          (1)
      Accounts payable and accrued liabilities                        63          10        (213)
- ------------------------------------------------------------------------    --------     -------
         Net cash used in operating activities                    (6,119)     (6,336)     (6,610)
Cash provided by (used in) investing activities:
   Purchase of investments available-for-sale                    (30,172)    (10,784)    (19,214)
   Sales and maturities of investments available-for-sale         21,763      16,654      17,695
   Proceeds from sale of equipment                                    --          41          --
   Purchase of equipment                                            (790)     (1,386)       (686)
- ------------------------------------------------------------------------    --------     -------
         Net cash provided by (used in) investing activities      (9,199)      4,525      (2,205)
Cash provided by financing activities:
   Repayments of capital lease obligations and debt               (1,038)       (688)       (604)
   Proceeds from facility and equipment debt financing               789       1,093         462
   Issuance of common stock, net                                  14,787       1,468       8,175
- ------------------------------------------------------------------------    --------     -------
         Net cash provided by financing activities                14,538       1,873       8,033
- ------------------------------------------------------------------------    --------     -------
Net increase (decrease) in cash and equivalents                     (780)         62        (782)
Cash and equivalents at beginning of period                        1,248       1,186       1,968
- ------------------------------------------------------------------------    --------     -------
Cash and equivalents at end of period                                468       1,248       1,186
Short-term investments at end of period                           11,024       2,508       8,399
- ------------------------------------------------------------------------    --------     -------
Cash and short-term investments at end of period                $ 11,492    $  3,756    $  9,585
========================================================================    ========    ========

See accompanying notes.


Anergen, Inc.

NOTES TO FINANCIAL STATEMENTS


1. SUMMARY OF SIGNIFICANT
   ACCOUNTING POLICIES

Nature of business

Anergen, Inc. (the "Company") was incorporated on April 26, 1988 for the purpose of developing therapies using biopharmaceutical compounds for the treatment of autoimmune diseases. The Company devotes its efforts to research and development on its own behalf and also, since September 1993, on behalf of its corporate partner, Novo Nordisk A/S.

     In the course of its activities, the Company has sustained continuing operating losses and expects such losses to continue. The Company plans to finance future operations with a combination of stock sales, payments from strategic partnerships and licensing of certain technology and, in the longer term, revenues from product sales. The Company anticipates that its current cash, short-term investments and expected revenues under its collaborative agreement with Novo Nordisk A/S will be sufficient to fund its operations through the first quarter of 1997. If financing arrangements contemplated by management are not consummated, the Company may have to seek other sources of capital or reevaluate operating plans.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and equivalents

Cash and equivalents are carried at cost which approximates fair value (based on quoted market prices) and include primarily interest bearing demand deposits and U.S. Government notes with original maturities of three months or less.

Securities available-for-sale

The Company accounts for its short-term investments in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("Statement 115"). Under Statement 115 management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation as of each balance sheet date. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Marketable securities and debt securities not classified as held-to-maturity are classified as available-for-sale. To date, all marketable securities have been classified as available-for-sale. Available-for-sale securities are carried at fair value, with unrealized gains and losses, net of tax, reported in a separate component of shareholders' equity. The amortized cost of debt securities in this category is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in interest income.

Property and equipment

Property and equipment is stated at cost, less accumulated depreciation and amortization. Depreciation of property and equipment is provided over the estimated useful lives (3 to 4 years) of the respective assets using the straight-line method. Leasehold improvements are amortized over the shorter of the life of the lease or their estimated useful lives using the straight-line method.

Contract revenues

Contract revenues consist of revenues from the Company's corporate partner, Novo Nordisk A/S. Contract revenues derived from the corporate partner agreement are recorded as earned based on the level of research effort performed by the Company. The Company is also entitled to receive (i) development milestone payments upon the occurrence of certain events and (ii) royalties on product sales, if any.

Research and development

Research and development costs are expensed as incurred and include personnel costs, materials consumed in research and development activities, depreciation on equipment used and the cost of facilities used for research and development.

Stock compensation

The Company continues to account for its stock compensation under APB 25, the intrinsic value method. The Company has not elected early adoption of FAS 123 (effective in fiscal year 1996), however it plans to disclose the pro forma effects of recognizing the fair market value of options granted as compensation expense beginning in 1996.

Income Taxes

The Company accounts for income taxes using the liability method as prescribed by Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes." Research and Experimentation tax credits will be accounted for under the "flow through" method when utilized.

Net loss per share

Net loss per share is computed using the weighted average number of shares of common stock outstanding. Common equivalent shares from stock options and warrants are excluded from the computation as their effect is anti-dilutive.

2. COLLABORATION WITH NOVO
   NORDISK A/S--RELATED PARTIES

In August 1993, the Company entered into a development and license agreement ("Agreement") with Novo Nordisk A/S for the purpose of developing and commercializing the Company's AnergiX products for multiple sclerosis ("MS"), myasthenia gravis ("MG"), and insulin dependent diabetes. Under the Agreement the Company is entitled to receive (i) research and development cost reimbursement (ii) development milestone payments and (iii) royalties on product sales, if any. For the years ended December 31, 1995, 1994 and 1993, the Company recorded contract revenues $3,001,000, $2,325,000 and $339,000, respectively, under this agreement. The Company has granted to Novo Nordisk A/S exclusive worldwide rights to products developed under the Agreement, including rights to commercialize these products. The Company has retained rights of co-promotion in North America for therapeutics in MS and MG. In addition, in August of 1993, Novo Nordisk A/S purchased 1,219,745 shares of common stock for $8 million, and an officer of Novo Nordisk A/S became a member of the Company's Board of Directors.

3. PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31, 1995 and 1994 (in thousands):

                                                          1995       1994
- --------------------------------------------------------------    -------
Research and office leasehold improvements             $   998    $   608
Research and office equipment                            2,843      2,458
Pilot manufacturing facility leasehold
   improvements                                            600        600
Pilot manufacturing facility equipment                     987        972
- --------------------------------------------------------------    -------
                                                         5,428      4,638
Less accumulated depreciation and
   amortization                                         (3,418)    (2,387)
- --------------------------------------------------------------    -------
                                                       $ 2,010    $ 2,251
==============================================================    =======


4. INVESTMENTS

The following is a summary of short-term investments (available-for-sale securities) (in thousands):

                                             Available-for-Sale Securities
                                                Gross       Gross      Estimated
                                           Unrealized  Unrealized           Fair
                                    Cost        Gains      Losses          Value
- ----------------------------------------        ----        -----        -------
December 31,
   1995
U.S. corporate
   securities                   $  7,671        $  11       $  --        $ 7,682
U.S. government
   obligations                     3,337            5          --          3,342
- ----------------------------------------        -----       -----        -------
   Total debt securities        $ 11,008        $  16       $  --        $11,024
========================================        =====       =====        =======
December 31,
   1994
U.S. corporate
   securities                   $    530        $  --       $ (19)       $   511
U.S. government
  obligations                      2,069           --         (72)         1,997
- ----------------------------------------        -----       -----        -------
  Total debt securities         $  2,599        $  --       $ (91)       $ 2,508
========================================        =====       =====        =======

     The net adjustment to unrealized holding gains (losses) on available-for-sale securities included as a separate component of shareholders' equity was $107,000 and ($21,000) in 1995 and 1994, respectively.

     The amortized cost and estimated fair value of debt and marketable equity securities at December 31, 1995 and 1994, by contractual maturity, are shown below (in thousands). Expected maturities will differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties.

                                                                       Estimated
                                                              Book          Fair
                                                             Value         Value
- ------------------------------------------------------------------       -------
December 31, 1995
Available-for-Sale
Due in one year or less                                    $ 5,825       $ 5,828
Due after one year through three years                       5,183         5,196
Due after three years                                           --            --
- ------------------------------------------------------------------       -------
                                                           $11,008       $11,024
==================================================================       =======
December 31, 1994
Available-for-Sale
Due in one year or less                                    $ 2,599       $ 2,508
Due after one year through three years                          --            --
Due after three years                                           --            --
- ------------------------------------------------------------------       -------
                                                           $ 2,599       $ 2,508
==================================================================       =======

5. LEASE AND DEBT OBLIGATIONS

The Company leases its facilities under noncancelable operating leases. Facilities rent expense for 1995, 1994, and 1993 was $551,000, $321,000, and $292,000, respectively.

     Property and equipment at December 31, 1995 includes $263,000 of equipment under capital lease obligations, less accumulated amortization of $244,000. The leases provide that the Company pay taxes, insurance and maintenance expense related to the leased assets.

     On December 29, 1992, the Company entered into a loan agreement which provided $1,400,000 in financing related to the Company's pilot manufacturing facility. As of April 12, 1993, the Company had borrowed the full amount available under this agreement. Slightly under half of this debt is unsecured while the remainder is secured by equipment in the Company's pilot manufacturing facility. This loan is repayable over a 36 month period with the final payment to be based on the fair market value of the leasehold improvements and equipment (but not less than 10% or more than 20% of the original cost). Warrants to purchase 16,919 shares of the Company's common stock at an exercise price of $9.93 per share were issued to the lender under this loan agreement. No value was assigned to these warrants due to immateriality. At December 31, 1995 the Company had net borrowings of $146,000 under the loan.

     On December 30, 1993, the Company amended the above agreement to provide for an additional $500,000 in financing related to equipment purchases. At March 31, 1994, the Company had borrowed the full amount available under this agreement, all of which is secured by equipment purchased by the Company. At December 31, 1995, the Company had net borrowings of $257,000 under the loan. This loan is repayable over a 36 month period with the final payment to be based on the fair market value of the equipment (but not less than 10% or more than 20% of the original cost). Warrants to purchase 8,577 shares of the Company's common stock at an exercise price of $5.83 per share were issued to the lender under this amendment to the loan agreement. No value was assigned to these warrants due to immateriality.

     On April 18, 1994 the Company entered into a loan agreement with Silicon Valley Bank of California which provided $1,200,000 in financing available through December 31, 1994. As of December 31, 1994 $957,000 had been drawn down upon under this agreement, all of which is secured by equipment purchased by the Company. At December 31, 1995, the Company had net borrowings of $561,000 under the loan.

     On June 23, 1995 the Company entered into a second loan agreement with Silicon Valley Bank of California which provided $800,000 in financing available through December 31, 1995. As of December 31, 1995 the Company had borrowed the full amount available under this agreement, ($712,000 balance outstanding at December 31, 1995), all of which is secured by equipment purchased by the Company.

     Future minimum payments, by year and in the aggregate, under the debt and capital leases and noncancelable operating leases consisted of the following at December 31, 1995 (in thousands):

                                            Debt and capital          Operating
                                                      leases             leases
- ------------------------------------------------------------            -------
1996                                                 $ 1,020            $   578
1997                                                     688                541
1998                                                     190                505
1999                                                      --                 39
- ------------------------------------------------------------            -------
Total minimum debt and lease payments                  1,898            $ 1,663
Less amount representing interest                        197            =======
- ------------------------------------------------------------
Present value of future minimum debt
     and lease payments                                1,701
Less current portion of debt and
     lease obligations                                   883
- ------------------------------------------------------------
Long-term debt and lease obligations                   $ 818
============================================================

6. SHAREHOLDERS' EQUITY

1988 Stock Option Plan

The Company has granted certain officers, employees and consultants options to purchase shares of the Company's common stock at prices ranging from $.16 to $11.00 per share under its 1988 Stock Option Plan ("option plan"). The Company has reserved 1,800,000 shares of common stock for issuance under the option plan. These options vest over periods of up to four years and, once vested, can be exercised at any time for a period of 5 years from the date of grant. The Company recorded deferred compensation of $529,000 in 1991 related to the issuance of certain stock options. This compensation was charged to operations ratably over the vesting period of the options. As of December 31, 1995, all of this amount had been amortized and charged to operations. The activity under the option plan is as follows:
                                          Number of             Price per
                                             Shares                 Share
- ---------------------------------------------------        ---------------
Balance at December 31, 1992                645,000        $   .16 - 11.00
Granted                                     257,000           5.50 -  9.50
Exercised                                   (56,000)           .16 -  2.00
Forfeited                                   (11,000)           .21 - 11.00
- ---------------------------------------------------        ---------------
Balance at December 31, 1993                835,000        $   .16 - 11.00
Granted                                     109,000           2.62 -  5.75
Exercised                                   (45,000)           .16 -   .27
Forfeited                                   (94,000)           .21 - 10.75
- ---------------------------------------------------        ---------------
Balance at December 31, 1994                805,000        $   .21 - 11.00
Granted                                     283,000           2.00 -  3.25
Exercised                                  (168,000)           .21 -  2.62
Forfeited                                   (41,000)          2.62 - 11.00
- ---------------------------------------------------        ---------------
Balance at December 31, 1995                879,000        $   .21 - 11.00
===================================================        ===============
Vested at December 31, 1995                 430,000        $   .21 - 11.00
===================================================        ===============

     The Company's Board of Directors has approved a plan whereby the Company's officers, employees and consultants had the option during the month of February 1995 to elect to extend the option exercise period by four years. Elections to extend 555,113 options were made. All vested shares under grants subsequent to February 1995 can be exercised at any time for a period of nine years from the date of grant.

Warrants

In connection with the October 10, 1991 initial public offering, the Company's underwriters were granted a warrant exercisable for five years to purchase up to 196,656 shares of the Company's common stock for $5.98 per share; it remains unexercised as of December 31, 1995.

     In June, 1994 the Company issued warrants to purchase 206,984 shares of Common Stock at an exercise price of $4.04 per share through a private placement to two purchasers; it remains unexercised as of December 31, 1995.

Employee Stock Purchase Plan

The Company has an Employee Stock Purchase Plan under which a total of 150,000 shares of common stock have been reserved and made available for purchase by eligible employees.

     Eligible employees may have up to 10% of their wages withheld for purchases of common stock of the Company. On September 30 and March 31 of each year, the funds then in each employee's account are applied to the purchase of shares of common stock at 85% of the fair market value at such date or at six month retroactive intervals up to 24 months, whichever is less. As of December 31, 1995, 97,205 shares had been purchased with such funds.

7. ACCOUNTS PAYABLE AND
   ACCRUED LIABILITIES

Accounts payable and accrued liabilities include the following (in thousands):

                                                          1995            1994
- --------------------------------------------------------------          ------
Accounts payable                                        $  559          $  537
Accrued collaborative expenses                              87              87
Outside production support                                  20              21
Accrued vacation pay                                       114             103
Accrued professional fees                                  157             142
Other                                                      103              87
- --------------------------------------------------------------          ------
   Total accounts payable and accrued liabilities       $1,040          $  977
==============================================================          ======

8. Income taxes

At December 31, 1995, the Company had federal and state net operating loss carryforwards of approximately $33.7 million and $16.6 million, respectively, which expire in varying amounts through 2010. Additionally, the Company has research and development tax credit carryforwards for federal tax purposes of approximately $1.3 million.

     The Company's stock offering in April 1995 resulted in a change in ownership and it is expected that the entire net operating loss and credit carryforwards will be subject to an annual limitation based on the Company's pre-change value. The annual limitation will result in the expiration of the net operating losses and credits before utilization.

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of December 31, 1995 and 1994 are as follows:
                                                          1995             1994
- --------------------------------------------------------------     ------------
Deferred income tax assets:
   Net operating loss
     carryforwards                                $ 12,500,000     $  9,502,000
   Research credits                                  1,700,000        1,666,000
   Other deferred tax assets                           200,000           87,000
- --------------------------------------------------------------     ------------
Net deferred tax assets                             14,400,000       11,255,000
Valuation allowance for deferred tax assets        (14,400,000)     (11,255,000)
- --------------------------------------------------------------     ------------
Total deferred tax assets                         $         --     $         --
==============================================================     ============

     The net valuation allowance increased by $2,508,000 during the year ended December 31, 1994 ($5,953,000 in 1993).



REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
Anergen, Inc.

We have audited the accompanying balance sheets of Anergen, Inc. as of December 31, 1995 and 1994, and the related statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Anergen, Inc. at December 31, 1995 and 1994, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.


                                                      /s/ Ernst & Young LLP

                                                      San Francisco, California
                                                      February 9, 1996

Anergen, Inc.

CORPORATE DIRECTORY

Executive Officers
John W. Fara, Ph.D.
President, Chief Executive Officer, Secretary and Director

John W. Varian, CPA
Vice President, Finance and Chief Financial Officer

Jeffrey L. Winkelhake, Ph.D.
Vice President, Pharmaceutical Development

Board of Directors
John W. Fara, Ph.D.
President, Chief Executive Officer, Secretary and Director
ANERGEN, INC.

Bruce L.A. Carter, Ph.D.
Chairman
ZYMOGENETICS
Corporate Executive Vice President
NOVO NORDISK, A/S

Nicholas J. Lowcock
E.M. WARBURG, PINCUS & COMPANY

Harden M. McConnell, Ph.D.
Professor of Chemistry
STANFORD UNIVERSITY

Harry H. Penner, Jr.
President and Chief Executive Officer
NEUROGEN CORPORATION

James E. Thomas
Managing Director
E.M. WARBURG, PINCUS & COMPANY

Nicole Vitullo
Vice President
ROTHSCHILD ASSET MANAGEMENT, INC.

Corporate Offices
Anergen, Inc.
301 Penobscot Drive
Redwood City, CA 94063
Ph: (415) 361-8901
Fx: (415) 361-8958

Transfer Agent and Registrar
Chemical Mellon Shareholder Services, L.L.C.
50 California Street, 10th Floor
San Francisco, CA 94111
(800) 356-2017

Stockholder Inquiries
Communications concerning transfer requirements, lost certificates and change of address should be directed to the transfer agent. General information regarding the Company may be obtained by contacting Anergen's Investor Relations Department at (415) 361-8901.

Form 10-K
A copy of the Company's annual report to the Securities and Exchange Commission on Form 10-K is available without charge upon written request to: Investor Relations, Anergen, Inc., 301 Penobscot Drive, Redwood City, CA 94063.

Annual Meeting
The annual meeting of stockholders will be held at 10:00 a.m. on June 26, 1996 at the Anergen corporate offices, 301 Penobscot Drive, Redwood City, CA 94063.

Independent Auditors
Ernst & Young LLP
San Francisco, California

Legal Counsel
Wilson Sonsini Goodrich & Rosati P.C.
Palo Alto, California

Trademarks
AnergiX(TM) and AnervaX(TM) are trademarks of Anergen, Inc.

Market Information and Dividend Policy
The Company's common stock is traded on the NASDAQ National Market System under the symbol "ANRG." No dividends have been paid on the Company's Common Stock. The following table sets forth, for the periods indicated, the low and high closing sale prices for the Company's common stock as reported on the NASDAQ National Market:

                                   1995                        1994
                               High          Low         High         Low
- --------------------------------------------------------------------------
First Quarter                $ 4.00       $ 1.88       $ 6.50       $ 4.25
Second Quarter                 4.13         2.13         5.25         3.50
Third Quarter                  5.38         3.13         4.75         3.13
Fourth Quarter                 5.25         2.63         3.75         1.88
- --------------------------------------------------------------------------

As of March 25, 1996 there were approximately 405 holders of record of the Company's common stock.

                                    Anergen
                              301 Penobscot Drive
                             Redwood City, CA 94063